# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OBOOK HOLDINGS, INC., CIK 0002025416
CUSIP: G67187107
Title of class of securities: Class A Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD, BEITOU DIST, TAIPEI CITY, Taiwan (F5), 112
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002155196

## Reporting persons
- SBI Digital Asset Holdings Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 15,308,819; shared voting power 0; sole dispositive power 15,308,819; shared dispositive power 0; aggregate amount beneficially owned 15,308,819 (40.5% of the class)
  Comment: Based on 37,825,411 Class A Common Shares of OBOOK HOLDINGS, INC. (the "Issuer") outstanding as of May 14, 2026, as reported in the Issuer's Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the "Commission") on May 14, 2026.

## Item 1. Issuer
Name of issuer: OBOOK HOLDINGS, INC.
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD., BEITOU DIST., TAIPEI CITY 112, TAIWAN, REPUBLIC OF CHINA

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of SBI Digital Asset Holdings Co., Ltd. (referred to herein as "SBI Digital Asset Holdings" or the "Reporting Person"), a wholly owned subsidiary of SBI Holdings, Inc. The shares subject to this report are held by SBI Digital Strategic Investment Co., Ltd. ("SBI Digital Strategic Investment"), a wholly owned subsidiary of SBI Digital Asset Holdings.

Neither the present filing nor anything contained herein shall be construed as an admission that SBI Digital Asset Holdings constitutes a "person" for any purposes other than Section 13(d) of the Act.
Address of principal business office or, if none, residence: The principal business address of SBI Digital Asset Holdings is 1-6-1 Roppongi, Minato-Ward, Tokyo, Japan.
Citizenship: See response to Item 4 on cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
15,308,819 shares of Class A Common Shares.

SBI Digital Strategic Investment acquired the securities prior to the Issuer's listing on Nasdaq and beneficially owned more than five percent of the outstanding shares at the time the Issuer's securities became registered under the Securities Exchange Act of 1934.
Percent of class:
40.5%

The percentage above is based on 37,825,411 Class A Common Shares of the Issuer outstanding as set forth in the Issuer's Registration Statement on Form F-1 filed with the Commission on May 14, 2026.
Sole power to vote or to direct the vote: 15,308,819.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,308,819.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SBI Digital Asset Holdings Co., Ltd.: /s/ Masashi Okuyama, Masashi Okuyama, Authorized Signatory (09/17/2026)